

MAIL STOP 7010

September 15, 2006

Ms. Beth Jarvis
President
Triple Bay Industries, Inc.
1616 Integrity Drive, East, Columbus, OH 43209

RE: Triple Bay Industries, Inc.
Registration Statement on Form SB-2
File No. 333-136827
Filed August 22, 2006

Dear Ms. Jarvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

1. Please disclose the purpose of the merger between Triple Bay of Florida with Triple Bay of Ohio as well as the amount of the merger consideration.

2. Please disclose the business history of Triple Bay of Ohio. For instance, we note that it was formed in 1993 but disclose when it started business operations and describe any change of business since inception.

3. Please update the status of any agreements with market makers to file an application on your behalf with the OTC Bulletin Board. We note the disclosure on page 15. J

<u>Risk Factors, page 7</u>

<u>Interruptions in deliveries of raw materials or finished goods and/or increased prices for raw materials or finished goods…, page 8</u>

4. The disclosure here that you may not be able to find acceptable alternatives should your current suppliers be unable to deliver raw materials appears to be inconsistent with the disclosure on page 20 that your suppliers could be replaced with minimal delay. Please reconcile and avoid risk factors that are not currently material.

<u>Because our management decisions are made by President Beth Jarvis and Chief Operating Officer Kevin Lynch..., page 8</u>

5. Since all companies rely on their key personnel, this risk factor appears generic. Clearly explain how this specific risk applies to your company.

<u>Because we are authorized to issue preferred stock…, page 10</u>

6. Please do not include risks that are not currently material, or clarify why this risk factor is currently material.

<u>Determination of Offering Price, page 11</u>

7. The second sentence in this section implies that this is a primary offering. Please revise.

<u>Selling Shareholders, page 12</u>

8. Please disclose the date of the transaction in which the selling shareholders acquired their shares.

9. Footnote 1 states that "persons listed as Principal are the natural persons that have the ultimate voting or investment control over the shares held by this selling stockholder." However, there is no corresponding label of "principal." Please revise and advise.

10. Please revise to state that to the extent that any successor(s) to the named selling shareholders wish to sell under this prospectus you must file a prospectus supplement identifying such successors as selling shareholders.

<u>Interest of Named Experts, page 19</u>

11. Please revise your wording to clarify that the financial statements for the years ended December 31, 2005 and December 31, 2004 have been included in the prospectus instead of stating that the financial statements have been incorporated by reference in the prospectus.

Description of Business, page 19

12. Please describe your business development during the past three years. Please refer to Item 101(a) of Regulation S-B.

13. Please file as exhibits the agreements with your major customers and suppliers listed on page 21 pursuant to Item 601(b)(10) of Regulation S-B.

14. Please disclose the distribution areas from which you derive the majority of your revenue in greater detail. Also, disclose your primary methods of distribution and file agreements with your major distributors as exhibits. Please refer to Item 101(b)(2) of Regulation S-B.

15. Please disclose whether you provide assembly services or simply ship and deliver your decontamination shower system to customers.

16. We note that your products are disposable and that the end product of your system is contaminated water. Please discuss the environmental issues related to your system and products in greater detail. For instance where is the contaminated water pumped and which party, you or customers, is responsible for disposal of waste? Describe which environmental regulations impact your business as well as the costs and effects of such regulations. Please refer to Items 101(b)(8), (9) and (11) of Regulation S-B.

17. Please define the term "polychlorabiphenols."

18. Please describe your marketing in greater detail. For instance, disclose the primary means by which you market your products and the amount of money devoted to marketing. We note that you have a web site and encourage you to disclose the web address in this prospectus. Please refer to Item 101(c)(3) of Regulation S-B.

19. Please describe the competitive business conditions in your industry in greater detail. For instance, disclose the percentage of the market you have as well as that of your principal competitor. Also, disclose the primary methods of competition in your industry. Disclose whether competition is based primarily on price, quality, etc… Please refer to Item 101(b)(4) of Regulation S-B.

20. We note that you utilize contract labor for your manufacturing requirements. Please clarify whether the property described on page 25 includes your manufacturing facilities or whether you contract with third party manufacturers. File all material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-B.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

21. Please revise the Management's Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management

views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

22. Please discuss the factors that led to material changes from period to period in your financial statement line items. For example, for the year ended December 31, 2005 compared to the year ended December 31, 2004, please disclose the factors which led to an increase in selling, general and administrative expenses by 102%. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in the line item. Refer to Item 303(b)(1)(vi) of Regulation S-B.

Liquidity and Capital Resources, page 24

23. Please disclose any internal and external sources of liquidity. Refer to Item 303(b)(1)(ii) of Regulation S-B.

Financial Statements

For the Years Ended December 31, 2005 and December 31, 2004

Report of Independent Registered Public Accounting Firm, page 30

24. Please make arrangements with Malone & Bailey, PC to have them revise their report to clearly state that they audited each of the two years in the period ended December 31, 2005.

Note 1 – Summary of Significant Accounting Policies

Basic and Diluted Income Per Share, page 36

25. Please also disclose whether there were any common stock equivalents during 2005 and the six months ended June 30, 2006, which were not included in your determination of diluted income per share for anti-dilution reasons. Refer to paragraph 40(c) of SFAS 128.

Note 5 – Convertible Debt, page 37

26. You state that you granted IMM the right to exchange your debt for non-voting convertible preferred stock of the successor entity for no additional consideration at IMM's option from a date no earlier than January 31, 2006 for a period of three years thereafter. On page 25, you state that you granted IMM the right to exchange your debt for a number of shares of common stock as mutually agreed, but not less than 50,000 or more than 250,000, at the earlier of the date of the closing of a sale of control of the company by Ms. Jarvis or three years from the effective date of the registration statement. Please address the following:
   - Please clarify the conversion terms. For example, please state whether the debt is convertible into shares of preferred stock, shares of common stock, or both shares of preferred and common stock. Please clarify in your notes to the financial statements, if true, that the conversion to preferred stock or common stock can only occur upon the change of control or three years from the effective date of the registration statement; and
   - Please tell us what consideration was given to SFAS 133, EITF 00-19, EITF 98-5 and EITF 00-27 in determining the appropriate accounting of the conversion feature.

Note 7 – Related Party Transactions, page 37

27. Your disclosure on page 26 indicates that you recorded compensation expense during the six months ended June 30, 2006 related to the receivable from an officer of $2,446 recorded at December 31, 2005. Please disclose the specific facts and circumstances that led you to determine it was appropriate to record this expense during the six months ended June 30, 2006 instead of the year ended December 31, 2005.

For the Six Months Ended June 30, 2006

28. Please also provide a statement of operations and a statement of cash flows for the six months ended June 30, 2005. Refer to Item 310(b) of Regulation S-B.

Exhibit 23.1

29. Please make arrangements with Malone & Bailey, PC to have them revise their consent to include your complete name in a similar manner as they have included in their report on page 30.

Legal Opinion

30. Please label this exhibit 5 rather than 23.2.

31. Please revise to refer to the specific registration statement file number and the number of shares of being registered for resale.

32. Please revise to state the law upon which this opinion is based.

<u>Closing Comments</u>

We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer R. Hardy

Legal Branch Chief

CC: Mike Williams, Esq.
          (813) 832-5284